

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 29, 2007

<u>*By U.S. Mail and facsimile*</u>

Mr. Christopher K. Hulbert
Executive Vice President
Rex Energy Corporation
1975 Waddle Road
State College, Pennsylvania 16803

Re: Rex Energy Corporation
        Form S-1
        Filed April 27, 2007
        File No. 333-142430

Dear Mr. Hulbert:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere

does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

2.   We will need time to review all new disclosure, including the intended price range, the identity of the selling shareholders and any updates regarding legal or environmental matters. Similarly, we will need time to review all omitted appendices and exhibits, including schedules. You can expedite the review process by providing all this information and, where appropriate, by filing all such documents promptly. Examples include the following:

- underwriting agreement;
- all material contracts, including: (a) those relating to the pending private placements and the share exchanges; (b) the contract with Countrymark Cooperative, LLP, your primary customer; (c) the term sheets for the KeyBank senior secured revolving credit facility; and (d) the employment agreements;
- the 2007 Long-Term Incentive Plan;
- the legality opinion; and
- all related party contracts discussed in the Related Party Transactions section.

3.   Please update your financial statements and other financial discussion. Refer to Rule 3-12 of Regulation S-X.

4.   We note the text that you include after the Table of Contents under the caption "Industry and Market Data." You are responsible for the accuracy and completeness of all disclosure that appears in your prospectus and in your filings with the Commission. Any suggestion otherwise, including "we have not independently verified the information and cannot guarantee its accuracy and completeness," is inappropriate. Please revise accordingly.

Prospectus Summary, page 1

5.   The summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. You appear to repeat verbatim text that also appears at pages 60-62 and at page 70, for example. Identify those aspects of the offering that are the most significant, and determine how best to highlight those points in clear, plain language. Similarly, to provide balance, briefly discuss the risks and challenges you face when attempting to use your competitive strengths to implement your business strategy.

6.   Provide us with independent third party support for your assertions regarding your status or position in the Illinois Basin. At page 4, you indicate that the Lawrence Field is the largest in that location, at page 1 you indicate you are one of the largest

producers there and at page 62, you refer to your "leading" position in the Illinois Basin.

The Reorganization Transactions, page 11

7. Please expand your disclosure under this heading, and similar disclosures appearing elsewhere in the filing, to specify the level of minority interests being acquired for each of the entities listed.

Risk Factors, page 18

8. The last sentence in the introductory paragraph is unnecessary, since you make clear that you are disclosing what you consider to be the material risks. Please revise accordingly.

9. Revise the section generally to eliminate text that mitigates the risk you present, including clauses that begin "while" or "although" and references to actions taken in accordance with "customary industry practices." Also, rather than stating that you "cannot assure" or that there "can be no assurance" regarding a particular outcome, revise to state the risk plainly and directly.

10. Eliminate generic risks that apply to all public or all newly public companies, including "We will incur increased costs as a result of being a public company." This information may appear elsewhere in your prospectus, if appropriate.

Risk Related to Our Business

A substantial or extended decline in oil and natural gas prices may adversely affect our business, page 18

11. This risk factor could apply to any company in your industry. Please revise this and other generic risks to explain how each specifically relates to your operations. For example, please discuss whether any of your operations lack or have been harmed in the past due to limited access to "pipeline infrastructure, treating, transportation and refining facilities." However, do not revise risks to identify an absence of prior problems, as that type of mitigating language does not belong in the Risk Factors section.

Mr. Christopher K. Hulbert
Rex Energy Corporation
May 29, 2007

<u>Certain holders of the equity interests … acting in concert … will be able to exercise control, page 29</u>

12. Your captions need to identify the risk precisely. If true, revise this caption to state explicitly that Mr. Shaner will be able to exercise control by himself, since he will hold 51% of the shares.

<u>Use of Proceeds, page 32</u>

13. Provide all the detail that Item 504 of Regulation S-K requires. For example, quantify the "remainder," and break down the amount to be used for leasehold acquisitions.

<u>Pro Forma Combined Financial Data, page 40</u>

14. You state that your pro forma financial statements are derived from the "unaudited pro forma financial statements" of Rex Energy Corporation. However, it appears these are actually based upon the "audited" historical (not pro forma) financial statements of Rex Energy Corporation. Please revise your disclosure to eliminate this discrepancy.

15. You indicate that the pro forma combined financial statements reflect the reorganization transaction, initial public offering and two acquisitions. Please expand the introductory section to identify the particular aspects of the reorganization transactions and initial public offering that are being reflected in your pro forma presentation. Also include details for the pro forma adjustments on page 43, showing the underlying computational support for each of the adjustments, including the property and equipment increase, minority interests acquired, and tax provision estimate. Please indicate the date each acquisition was consummated in the introductory section.

16. To facilitate an understanding of the impacts of the individual transactions planned, please organize your pro forma adjustments into groups under sub-headings, which correspond to the transactions and their intended sequence of occurrence: (i) reorganization transactions; (ii) initial public offering; and (iii) acquisitions, with separate identification of the impact of the minority interests being acquired.

17. Given that you present limited historical details in your statements of revenues and direct operating expenses for the entities acquired, excluding indirect expenses that would otherwise be attributable to the operations, tell us how you have come to the view that total pro forma income from operations is a factually supportable metric.

Mr. Christopher K. Hulbert
Rex Energy Corporation
May 29, 2007

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 45

General

18.   We note the disclosure on page 28 of the existence of material weaknesses in
      regard to several of your subsidiaries that would constitute significant deficiencies
      in internal controls over financial reporting for the combined entity that were
      identified by your auditor in April 2007. Please describe the material weaknesses
      and identify the subsidiaries, state how long the material weaknesses have existed,
      and identify and discuss what measures you have taken, and plan to take, if any, to
      remedy them.

How We Generate Our Revenue, page 46

19.   The order of the financial information presented in the revenue table, as well as in
      other tables presented throughout your MD&A, is in ascending order, earliest year
      first, which does not correspond with the order of presentation in the financial
      statements, which are presented in descending order, latest year first. Please revise
      your disclosures to consistently order financial information throughout your filing to
      comply with the guidance in SAB Topic 11:E.

How We Evaluate Our Operations, page 46

EBITDA, page 46

20.   We note your definition of EBITDA includes adjustments for the impacts of
      unrealized income or losses from financial derivatives. However, the addition or
      exclusion of these items in the determination of EBITDA is not provided for by
      Item 10(e)(1)(ii)(A) of Regulation S-K. Accordingly, please amend your
      disclosures to either modify your calculation or to utilize alternate labeling for this
      measure.

Growth in our Proved Reserve Base, page 47

21.   Given your disclosures stating that you measure your ability to grow proved
      reserves over the amount of your total production and, on page 48, that your proved
      reserves have risen year over year by the percentages indicated, please also disclose
      the rate of reserve replacement for each year presented. Such rate should be further
      explained by describing the extent to which the reserve replacements were based on
      acquisitions or sales of reserves in place, extensions and discoveries, and revisions
      of prior estimates.

Results of Operations, page 51

22. We note that you discuss four acquisitions completed during 2006 which significantly impacted your business. Please expand your disclosure to also address the significant acquisitions you made during 2005, including the effects of these acquisitions, impacting the comparability of your financial information.

Capital Resources and Liquidity, page 54

23. It appears that you refer to your current credit facilities using different terms. On page 54 you refer to "revolving credit facilities" and on page 56 you refer to "senior credit facilities." If the facilities are the same, please revise to make this clear. If instead you also have "junior credit facilities," revise to discuss them in necessary detail.

Financing Activities, page 57

24. We note your discussion of the new KeyBank senior secured revolving credit facility. Please describe in this section the expected material terms of the new revolver. We note that on pages 29 and 32 you state that the revolver may contain terms that prevent you from paying dividends, and on page 21 that the revolver may limit your ability to enter into derivative contracts associated with future commodity prices.

25. We note your reference in the last sentence of the second full paragraph on page 57 to the working capital covenant related to the revolving credit facility. Revise to clarify whether you are referring to the proposed Key Bank revolver, the revolving credit facilities that you will pay off with the proceeds of the offering, or to both.

Contractual Commitments, page 58

26. Please provide the tabular disclosure that Item 303(a)(5) of Regulation S-K requires.

Business

Environmental Matters, page 77

27. Revise the third paragraph to clarify that you describe the material laws and regulations, rather than merely "some" of them.

Mr. Christopher K. Hulbert
Rex Energy Corporation
May 29, 2007

Management, page 83

Executive Officers and Directors, page 83

28. Revise to clarify the reference to "three vacancies." You appear to already have four directors. If the intended board size is seven, state that explicitly.

29. Please revise Mr. Lombardi's sketch to indicate his principal occupation since February 2007.

30. State whether there is any family relationship between Benjamin Hulbert and Christopher Hulbert. See Item 401(d) of Regulation S-K.

Compensation Discussion and Analysis

Our Board of Directors, page 84

31. We note that you have at present one independent director and that you plan to establish committees consisting of varying numbers of directors, some of whom will be independent. When known, revise to include all necessary corporate governance disclosure pursuant to Item 407(a) of Regulation S-K. For example, identify each independent director, as well as any nominating and corporate governance, audit and compensation committee members who are not independent. See Section V.D of Release No. 33-8732A (Nov. 7, 2006) for additional guidance.

Responsibilities of the Compensation Committee, page 86

32. You state that two of the responsibilities of the Compensation Committee will be to make recommendations with respect to general compensation policies and to recommend compensation levels. However, on page 88 you state that the Compensation Committee will determine the compensation for each executive officer. Please clarify whether it is the Compensation Committee or the full Board that sets the pay of the executive officers.

Compensation Program Objectives, page 87

33. You state that the Compensation Committee is responsible for a comparative analysis of your compensation program against others in the industry to ensure that your program is competitive. You identify five competitors who you state provide a relevant benchmark for comparison. Please discuss how you use the information you obtain from your benchmarking to establish compensation. For example, state whether you have a policy for setting the pay of your executive officers within a specified range of the compensation levels of your peer group.

Annual Incentive Bonuses, page 90

34. You state that in this section there were no specific individual performance goals for the 2006 incentive awards. However, you state on page 95 that Mr. Shawver is eligible to receive a monthly performance bonus of $5,000 for any month in which the average barrels of oil sold per day for oil wells in the Illinois Basin equals or exceed certain targets. Please reconcile these statements.

35. We refer you to Instruction 4 to Item 402(b) of Regulation S-K and to Release 33-8732A, Section II.B.2, including footnote 94. Please disclose the specific performance targets for Mr. Shawver. Alternatively, supplementally provide us with your analysis of how you meet the standard for confidential treatment for these targets. In addition, to the extent there is sufficient basis to keep the targets confidential, disclose how difficult or likely you believe it will be for Mr. Shawver to be awarded bonuses based on the undisclosed target. Also confirm whether for 2006 Mr. Shawver met the target every month.

36. Once you establish targets with regard to individual and aggregate bonus amounts for fiscal 2007, disclose the target levels and performance goals set for each named executive officer. To the extent you believe there is a sufficient basis to keep the targets or other factors confidential, discuss this supplementally using the standard you would use to request confidential treatment. And in that case disclose how difficult or likely you believe it will be for the executives to be awarded bonuses based on the undisclosed target and other factors listed.

Executive Compensation

Summary Compensation, page 92

37. We note that you pay a monthly fee to Charlie Brown Air Corp. for the use of two airplanes. Confirm to us that you have determined that no disclosure in regard to the use of the planes by any named executive officer or director is required under Item 402(c)(2)(ix)(A) of Regulation S-K.

38. At page 91, you indicate that the automobile allowance is $500 per month. In the summary compensation table, you include footnotes indicating that the amount is $400 monthly. Please reconcile these amounts.

39. We refer you to Item 402(c)(2)(ix)(E) of Regulation S-K, which requires the disclosure of registrant contributions to defined contribution plans. We note that employees are eligible to participate in your 401(k) Retirement Savings Plan and that they receive a 5% match of amounts contributed. It does not appear that any match amounts are included in the "All Other Compensation" column on this table for any named executive officer. Please advise.

Director Compensation, page 95

40. If true, please disclose that Mr. Shaner receives no compensation for his activities as Chairman.

2007 Long-Term Incentive Plan, page 95

41. Disclose when the plan is adopted, and when known or practicable provide the currently omitted details. We note that you plan to adopt the plan prior to the completion of this offering.

The Reorganization Transactions, page 99

42. Specify the exchange ratios for the mergers and the share exchanges. Also explain to us and revise Item 15 to describe the exemption(s) from Securities Act registration requirements that you believe apply to the offerings and issuances of securities in each case.

43. Explain how and by whom the amount and type of the consideration to be paid by Rex Energy in regard to the Reorganization Transactions was determined, including how the Board of Rex Energy was able to determine that the consideration to be paid is fair from a financial point of view. Discuss the role of any participants who are related parties or who otherwise have potential conflicts of interest. With regard to the "Fairness Opinion" discussion at page 103, please revise to clarify whether the advisor found the transaction to be fair in each case.

Principal and Selling Shareholders, page 104

44. Revise the tabular disclosure to clarify whether Mr. Shaner's and Messrs. Hulbert's listed holdings and beneficial ownership interest reflect in each case the shares beneficially held by the limited partnerships. If not, explain clearly why the partnership holdings are properly omitted from the totals.

Related Party Transactions, Conflicts of Interest and Certain Relationships, page 106

45. Please file as an exhibit each of the related party agreements discussed in this section, or explain to us in each case why you believe you need not file them.

46. Disclose the amounts paid to Shaner Hotels for the past three fiscal years, and expected to be paid in 2007, for the administrative services it provides.

47. Please provide the disclosure required by Item 404(b) of Regulation S-K. Please add a risk factor that discusses the risk to investors resulting from Mr. Shaner's conflicts of interest.

48. Please disclose in a tabular format all of the payments, compensation, fees, and any other form of benefit or remuneration that each member of management and all of their affiliates will receive, either directly or indirectly, as a result of the Reorganization Transactions and the relationships disclosed in this section. We refer you to Item 404(c) of Regulation S-K.

49. We note the reference in Note 11 to the Combined Financial Statements of the Founding Companies to the working capital loan payable by PennTex Illinois to Mr. Shaner in an amount of $1,820,000 at December 31, 2006. Please describe the loan in this section and summarize its material terms, including interest rate, and state whether it is payable on demand.

50. Explain in further detail which loans are "not in current compliance."

Description of Capital Stock

Voting Rights, page 108

51. Please add a statement that your directors are elected by a plurality vote, as specified in Section 2.06(b) of your bylaws.

Financial Statements, page F-1

52. Please reposition the financial statements you provide for each of the entities participating in the reorganization transaction, so that the sequence in which they are presented is consistent with your planned organization structure following the reorganization transaction. The diagram provided on page 12 of the planned organization structure following the reorganization transaction indicates the primary sequential organization for the financial statements. As a secondary level of organization, the financial statements of any acquired entities should follow those of their respective acquiring entity. Additionally, please insert a separating page between each set of financial statements, labeled to indicate to which entity the

financial statements that follow relate. Please modify all listings of the entities within the filing to correspond with this sequence.

Founding Companies of Rex Energy Corporation, page F-4

General

53. Please update the financial statements to comply with the guidance in Rule 3-12 of Regulation S-X.

54. Please include a disclosure that provides "combining" financial statements, to more fully and clearly present the underlying components of the combined financial statements, similar to the consolidating financial statements provided in Note 19 of Douglas Oil & Gas Limited Partnership's financial statements on page F-79.

55. Modify your list of Founding Companies on page F-9 to include, alongside each company name, the level of ownership represented in your combined financial statements, excluding minority interests.

Report of Independent Registered Public Accounting Firm, page F-4

56. The scope paragraph of your accountant's opinion identifies the various entities audited that are included in the combined financial statements of Rex Energy Corporation, including Rex Energy Limited Partnership. You also identify this entity in your listing on page F-9. However, there appears to be no corresponding set of financial statements for this entity in the filing, and it is not identified in the index to the financial statements on page F-1. Please consult your accountant and address this inconsistency. Also tell us the reasons you have not included financial statements for Rex Energy I, LLC, identified as one of the primary subsidiaries on page 12.

Note 1 – Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-13

57. You state that "Natural gas and oil revenue is recognized when the oil and natural gas is delivered, a sales agreement exists, collection for amounts billed is reasonably assured, and the sales price is fixed or determinable." Please expand your disclosure to clarify how the timing of recognition correlates with the physical movement of product and to describe the means by which conveyance and custody occurs.

It should be clear who performs product conveyance or service (you or third parties), and the point at which ownership and all risk of loss transfers to the buyer.

It should also be clear how you are able to establish compliance with each of the criteria described in SAB Topic 13 at the point of recognition. Additionally, please consult EITF 90-22, and disclose your accounting policy for gas-balancing arrangements.

Oil and Natural Gas Property, Depreciation and Depletion, page F-15

58. We note your disclosure indicating that you update your DD&A rates annually to reflect addition of capital costs, reserve revisions and additions, property acquisition and dispositions, and impairments. While we understand that you may have established conventions which facilitate the process of calculating periodic units-of-production amortization, you would need to update the reserve estimates utilized in your formulas to reflect material information arising during the period, of which you become aware, including significant changes in your reserves or capitalized costs, such as those resulting from acquisitions, dispositions or discoveries; and material changes in the assumptions underlying your reserve estimates, such as changes in your drilling plans, production levels that are inconsistent with prior assumptions, or changes in commodity prices or production costs, as indicated in the guidance on estimates in APB 20 and SFAS 154.

Please implement procedures for monitoring changes in these and other factors underlying your reserve estimates; assessing the implications of such changes on your reserve estimates, amortization computations and views on recoverability; and adjusting your amortization formulas and property account balances as necessary to take into account all changes having material effects in the period that such changes occur and in which you become aware of the information. Please submit an analysis showing how the amortization expense you recorded each period would need to change to properly reflect material revisions in reserves and the related assumptions based on new information arising during the period, in advance of your scheduled reserve updates.

Note 20 – Oil and Natural Gas Capitalized Costs, page F-40

59. We note that you identify capitalized asset retirement obligation costs as a separate line item in your table of oil and natural gas capitalized costs for each year, which is somewhat contrary to the guidance in paragraph 11 of SFAS 143, requiring adjustment to the asset to which an asset retirement liability relates. Accordingly, we believe you should reclassify the asset retirement obligation costs to the related asset line items to which the corresponding asset retirement obligation relates. The amount of asset retirement costs included may be described in a footnote to the schedule, if so desired. Similar adjustments should also be made to the corresponding information presented elsewhere in your filing. You may refer to our February 2004 industry letter for guidance on related topics, accessible on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

PennTex Resources, L.P., page F-118

Note 17 – Restatement of Previously Issued Statements Due to Corrections, page F-137

60. We note that you made corrections to your accounting of various 2005 transactions, resulting in a restatement that affected many line items of your previously issued 2005 financial statements. Please consult with your external accountant concerning the need to provide explanatory language regarding such restatement in their audit opinion, per paragraph 11(d) of AU Section 508. Similar consideration should be given to the PennTex Resources Illinois, Inc. financial statements on page F-246.

Rex Energy III LLC, page F-163

Note 1 – Summary of Significant Accounting Policies, page F-168

61. You state that Rex Energy III LLC was formed on October 7, 2004. However, the corresponding statement of changes in members' equity indicates that the formation occurred sometime during 2006. Please clarify your disclosure to clearly describe and distinguish the formation date of this entity and the date it commenced business operations, if different.

Rex Energy II Alpha Limited Partnership, page F-229

Report of Independent Registered Public Accounting Firm, page F-229

62. The periods indicated as having been audited by your external accountant in their audit opinion, the years ended December 31, 2006 and 2005, do not correspond with the period for which the entity existed, which is described as having been formed on March 3, 2005 in Note 1 on page F-234. Please consult with your external accountant to remedy this inconsistency.

Engineering Comments

Our Active Projects, page 5

Illinois Basin Projects – New Albany Shale, page 6

63. Please revise the filing to remove the estimated gas in place in the New Albany Shale by the Devonian Shale Task Group and the National Petroleum Council Committee. This volume does not represent proved reserve or reserves net to your interest.

Business, page 60

Area of Operations, page 63

Illinois Basin Properties, page 63

64. Please revise the filing to remove Surtek's estimated recovery factor due to the ASP process. This volume does not represent proved reserves and therefore cannot be disclosed in SEC filings.

Acreage Summary, page 72

65. Please revise the filing to include the total number of gross and net productive oil and gas wells, expressed separately for oil and gas that you have an interest in. See paragraph 4 Productive Wells and Acreage in Industry Guide 2.

Notes to the Combined Financial Statements, page

Oil and Natural Gas Reserve Quantities, page F-41

66. Please include proved developed reserve volumes for Rex Energy Corporation and each of the subsidiaries in their table of reserve quantities.

Standardized Measure of Discounted Future Net Cash Flows, page F-42

67. Revise your document to include future income taxes or tell us why it is not necessary.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Christopher K. Hulbert
Rex Energy Corporation
May 29, 2007

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Christopher K. Hulbert
Rex Energy Corporation
May 29, 2007

You may contact Don Delaney at (202) 551-3863 or in his absence, Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have comments on the financial statements and related matters. You may contact Jim Murphy at (202) 551-3703 if you have any questions on the engineering comments. Please contact Donna Levy, at (202) 551-3292 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Charles L. Strauss, Esq. (by facsímile, 713-651-5246)
       D. Delaney
       K. Hiller
       J. Murphy
       T. Levenberg
       D. Levy